Exhibit 99.2

FORM OF
LETTER TO STOCKHOLDERS WHO ARE RECORDHOLDERS
ION GEOPHYSICAL CORPORATION

Rights to Purchase (i) 8.00% Senior Secured Second Priority Notes due 2025,

(ii) shares of Common Stock, or (iii) some combination thereof
Distributed to Stockholders of ION Geophysical Corporation

February [•], 2021

Dear Stockholder:

This letter is being distributed by ION Geophysical Corporation (“ION”) to all holders of record (the “Recordholders”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York Time, on February [●], 2021 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase (i) 8.00% Senior Secured Second Priority Notes due 2025 (the “Notes”), (ii) shares of Common Stock, or (iii) some combination thereof. The Rights and Notes are described in the prospectus dated February [•], 2021 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, ION is offering up to an aggregate of $52,500,000 principal amount of securities, with the Notes only being issued in minimum denominations and integral multiples of $100 and the Common Stock only being issued in whole shares (the “Subscription Price”), as described in the Prospectus.

The Rights will expire if not exercised prior to 5:00 p.m., New York Time, on March [●], 2021, unless extended (the “Expiration Time”). The Rights will cease to have any value at the Expiration Time.

As described in the accompanying Prospectus, you are entitled to one Right for each share of Common Stock owned at 5:00 p.m., New York Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the “Rights Certificate”). Each Right will entitle the holder thereof to a basic subscription right to purchase (i) a principal amount of our Notes equal to $50,000,000 divided by the number of shares of our Common Stock outstanding as of the Record Date, at a purchase price of 100% of the principal amount thereof or (ii) a number of shares of our Common Stock equal to $50,000,000 divided by the purchase price of $2.57 per share divided by the number of shares of our Common Stock outstanding as of the Record Date, at a purchase price of $2.57 per whole share of Common Stock; provided that any Notes will only be issued in minimum increments of $1,000 and any exercise of Rights therefor will be rounded down to the nearest whole increment of $1,000 and any shares of Common Stock will only be issued in whole numbers of shares with any fractional shares of our Common Stock rounded down to the nearest whole share (the “Basic Subscription Right”).

Stockholders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional principal amount of Notes and Common Stock that remain unsubscribed as a result of unexercised Basic Subscription Rights, subject to proration as described in the Prospectus, (the “Over-Subscription Privilege”). The Backstop Parties (as defined in the Prospectus) will only participate in the Over-Subscription Privilege to the extent the other stockholders do not subscribe for and purchase all of the available Notes or Common Stock in the Over-Subscription Privilege, and then only to such amount as will result in net proceeds to the Company of at least $[●] million. You must fully exercise your Basic Subscription Right to be entitled to purchase Notes pursuant to the Over-Subscription Privilege.

Any excess subscription payments received (including payments related to exercise of Basic Subscription Rights and payments related to the Over- Subscription Privilege) by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Rights Certificate; and

(3)	Instructions for the Use of ION Geophysical Corporation Rights Certificates.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it to the Subscription Agent, with payment in full of the Subscription Price for (i) the principal amount of Notes subscribed for pursuant to the Basic Subscription Right, as indicated in the Prospectus, (ii) the number of shares of Common Stock subscribed for pursuant to the Basic Subscription Rights, or (iii) the combination of Notes and Common Stock subscribed for pursuant to the Basic Subscription Right and (iv) for any additional principal amount of Notes, Common Stock, or combination thereof which you desire to acquire pursuant to the Over-Subscription Privilege in each case to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. You cannot revoke the exercise of your Rights. Rights not exercised prior to the Expiration Time will expire.

If you receive this letter as a recordholder but your shares are held by your broker, dealer, banks or other nominees then please contact and then forward this information to such person along with a completed Beneficial Owner Election Form indicating your directions regarding exercise of the Rights Certificate and with your applicable funds required to exercise your Rights.

Additional copies of the enclosed materials may be obtained from the Subscription Agent[●]. The Subscription Agent’s telephone number is [●]. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent, [●]. The Information Agent’s telephone number is [●] and its email address is [●].

Very truly yours,
ION Geophysical Corporation

Mike Morrison
Executive Vice President and Chief Financial Officer

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